Exhibit 1
                                                                       ---------


6 March 2009

                                 WPP plc ("WPP")
                           Purchase of Own Securities


WPP announces that on 6 March 2009 it purchased 600,000 of its ordinary shares at a price of 386.2851 pence per ordinary share. All of these shares will be held as treasury shares.

Following the above purchase, WPP holds 600,000 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,254,743,263 (excluding shares to be held in treasury).